

03005701

#of Pages 69
#of Exhibits 8
Exhibit Index p.2

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PE
1/29/03



RECD S.E.C.
JAN 29 2003
1086

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 0-29150

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's second Form 6-K Filing for the month of January 2003, and incorporated by reference herein, are:

6. (i) the Registrant's application to the JSE, dated January 10, 2003, relating to the listing of 21,250 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 10, 2003, relating to the listing of 21,250 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 21,250 ordinary shares.

47

7. (i) the Registrant's application to the JSE, dated January 13, 2003, relating to the listing of 41,200 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 14, 2003, relating to the listing of 41,200 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 41,200 ordinary shares.

55

8. (i) the Registrant's application to the JSE, dated January 14, 2003, relating to the listing of 12,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 15, 2003, relating to the listing of 12,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 12,000 ordinary shares.

63

Received 01/28/2003 03:44 in 02:14 on line [5] for TH10441 Printed 01/28/2003 07:28 * Pg 5/5
28/01/2003 10:48 NO.362 P05

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: David Haddon
David J. Haddon
Group Company Secretary

Dated: January 28, 2003

5

Exhibit 1

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

6

December 13, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 24,600 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 24,600 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
7,500	R 6.05
6,000	R 6.30
11,100	R12.50
24,600	

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 654 628	shares of 1(one) cent each:	R436 546
Unissued:	31 345 048	shares of 1(one) cent each:	R313 450

2 / ....

RGL SOS 021213-24600 AM DN KK JA RL CS

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

13 December 2002

6. The company's issued ordinary share capital after the issue of the 24,600 ordinary shares, which are the subject of this application, will be:

    43 679 228 ordinary shares of 1 (one) cent each: R436 792

    The unissued ordinary share capital will decrease to:

    31 320 448 ordinary shares of 1 (one) cent each: R313 204

7. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

8. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

9. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

10. The new shares will be allocated and issued on 18 December 2002

11. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 13 DECEMBER 2002.



______________________ DIRECTOR



______________________ LEGAL MANAGER



______________________ SPONSOR

RGE\SOS\021213-24600 AM DN KK JA RL CS

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



J DE V BERRY
Legal Manager

9


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

18 December 2002
REF: TM/mr/7925

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 13 December 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 19 December 2002 in respect of 24 600 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R436 792-28 divided into 43 679 228 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

10

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973



Return of allotment of shares

[Section 93(3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 19 DECEMBER 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 8 JANUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

6 (c)

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M Moodley	P O Box 82291 Southdale 2135	1,000	Par value ordinary
D J Niewoudt	P O Box 82291 Southdale 2135	5,000	Par value ordinary
K Kallman	P O Box 82291 Southdale 2135	500	Par value ordinary
J Avgoustinos	P O Box 82291 Southdale 2135	5,700	Par value ordinary
C A Smith	P O Box 82291 Southdale 2135	6,400	Par value ordinary
R M Lindsay	P O Box 82291 Southdale 2135	6,000	Par value ordinary

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 654 628	ORDS	0-01	436 546-28
Total		Total	R	Total 43 654 628		Total	R436 546-28

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 436 546·28

Stated capital R —

Premium account R292 624 046-18

Total issued capital R293 060 592-46

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				7 500	ORDS	0-01	6-04	45375
				6 000	ORDS	0-01	6-29	37800
David Hadson				11 100	ORDS	0-01	12-49	138750
Total		Total	R	Total 24 600			Total	R 221925

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

(c) The names and addresses of the allottees: See attached

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43654628	ORDS	0-01	—	*	436 546-28
				7 500	ORDS	0-01	6-04	**	75-00
				6 000	ORDS	0-01	6-29	***	60-00
				11 100	ORDS	0-01	12-49	****	111-00
Total		Total	R	Total 43679228			Total	R *****	436792-28

* 292 624 046-18
** 45 300-00
*** 37 740-00
**** 138 639-00
***** 292 845 725-18

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 436 792-28

State capital R —

Premium account (see analysis below) R 292 844 510-18

Total issued capital R 293 281 302-46

Certified correct.

Date 8 January 2003 Signature David [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance		292 624 046-18
Premium on Allotment	221 679	
Less:		
Issue Duty	(660-00)	
Allotment Duty	(555-00)	220 464-00
		292 844 510-18

14

Exhibit 2

15



5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

December 17, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 7,000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 7,000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
4,000	R15.00
3,000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1.	The full name of the company is:	Randgold & Exploration Company Limited
2.	The registered office is:	5 Press Avenue Selby, Johannesburg, 2001
3.	The transfer secretaries are:	Computershare Services Limited 70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 679 228	shares of 1(one) cent each:	R436 792
Unissued:	31 320 448	shares of 1(one) cent each:	R313 204

2 / ....

RGE\SOS\021213~7000 EIB KK

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

17 December 2002

5. The company's issued ordinary share capital after the issue of the 7,000 ordinary shares, which are the subject of this application, will be:

   43 686 228 ordinary shares of 1 (one) cent each: R436 862

   The unissued ordinary share capital will decrease to:

   31 313 448 ordinary shares of 1 (one) cent each: R313 134

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 19 December 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 17 DECEMBER 2002.


______________________ DIRECTOR


______________________ LEGAL MANAGER

______________________ SPONSOR

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



J DE V BERRY
Legal Manager

1 8


JSE

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

24 December 2002
REF: TM/mr/7973

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 17 December 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 27 December 2002 in respect of 7 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R436 862-28 divided into 43 686 228 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 27 DECEMBER 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 9 JANUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 679 228	ORDS	0-01	43679228
Total		Total	R	Total 43 679 228		Total	R 436 792-28

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 436 792-28

Stated capital R –

Premium account R 292 844 510-18

Total issued capital R 293 281 302-46

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				3000	ORDS	0-01	12-49	37 500
				4 000	ORDS	0-01	14-99	60 000
Total		Total	R	Total 7 000			Total	R 97 500

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
K KALLMAN	P.O.BOX 82291	3000	PAR VALUE
E I BACKES	SOUTHDALE 2135	4000	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 679228	ORDS	0-01	–	*	436 792-28
				3000	ORDS	0-01	12-49	**	30-00
				4000	ORDS	0-01	14-99	***	40-00
Total		Total	R	Total 43686228			Total	R ****	436 862-28

* 292 844 510 -18 **** 292 941 940 -18
** 37 470 -00
*** 59 960 -00

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 436 862-28

State capital R –

Premium account (see analysis below) R 292 941 036 -43

Total issued capital R 293 377 898-71

Certified correct.

Date 9 January 2003 Signature [signature]
~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance			292 844 510-18
Premium on Allotment	97 430-00		
Less:			
Issue Duty	(660-00)		
Allotment Duty	(243-75)		96 526-25
			292 941 036-43

Exhibit 3

23

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

December 30, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 5,500 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 5,500 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
5,500	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 686 228	shares of 1(one) cent each:	R436 862
Unissued:	31 313 448	shares of 1(one) cent each:	R313 134

2 / ....

RGE\SOS\021230-5000 LW

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

30 December 2002

5. The company's issued ordinary share capital after the issue of the 5,500 ordinary shares, which are the subject of this application, will be:

43 691 728	ordinary shares of 1 (one) cent each:	R436 917

The unissued ordinary share capital will decrease to:

31 307 948	ordinary shares of 1 (one) cent each:	R313 079

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 31 December 2003.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 30 DECEMBER 2002.



______________ DIRECTOR



______________ LEGAL MANAGER

______________ SPONSOR

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



J DE V BERRY
Legal Manager

26



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

31 December 2002
REF: NM/tvo/8031

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 30 December 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 2 January 2003 in respect of 5 500 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R436 917-28 divided into 43 691 728 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15 27

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 2 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000000	ORDINARY	0-01	750000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 14 JANUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (5500)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 686 228	ORDS	0-01	436 862-28
Total		Total	R	Total 43 686 228		Total	R436 862-28

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R436 862-28

Stated capital R —

Premium account R292 941 036-43

Total issued capital R293 377 898-71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				5500	ORDS	0-01	12-49	68750
Total		Total	R	Total 5500			Total	R68750

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
LV WARK	P.O. BOX 82291	5500	PARVALUE ORDINARY
	SOUTHDALE		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 686 228	ORDS	0-01	—	*	436 862-28
				5500	ORDS	0-01	12-49	**	55-00
Total		Total	R	Total 43 691 728			Total	R ***	436 917-28

* 292 941 036-43
** 68 695-00
*** 293 009 731-43

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 436 917-28

State capital R —

Premium account (see analysis below) R 293 008 899-43

Total issued capital R 293 445 816-71

Certified correct.

Date 14 January 2003 Signature David Haddon

Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		292 941 036-43
Premium on Allotment	68 695-00	
Less:		
Issue Duty	(660-00)	
Allotment Duty	(172-00)	67 863-00
		293 ~~000~~ 008 899-43

David Haddon

30

Exhibit 4

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

31

December 31, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 4,500 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 4,500 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
4,500	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 691 728	shares of 1(one) cent each:	R436 917
Unissued:	31 307 948	shares of 1(one) cent each:	R313 079

2 / ....

RGE\SOS\021230~4500 LW

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

31 December 2002

5. The company's issued ordinary share capital after the issue of the 4,500 ordinary shares, which are the subject of this application, will be:

   43 696 228 ordinary shares of 1 (one) cent each: R436 962

   The unissued ordinary share capital will decrease to:

   31 303 448 ordinary shares of 1 (one) cent each: R313 034

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 2 January 2003.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 31 December 2002



_______________________ DIRECTOR



_______________________ LEGAL MANAGER

_______________________ SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



J DE V BERRY
Legal Manager



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146. South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

02 January 2003
REF: NM/mr/8036

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 30 December 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 3 January 2003 in respect of 4 500 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R436 962-28 divided into 43 696 228 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

35

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 3 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000 000	ORDINARY	0-01	750 000
Total	Total	75000000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 14 JANUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

c/o COMPANY SECRETARY (4500

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 691 728	ORDS	0-01	436 917-28
Total		Total	R	Total 43691728		Total	R 436 917-28

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 436 917-28

Stated capital R –

Premium account R 293 008 899-43

Total issued capital R 293 445 816-71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				4 500	ORDS	0-01	12-49	56 250
Total		Total	R	Total 4500			Total	R 56250

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
LV WARK	P.O. BOX 82291	4500	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 691 728	ORDS	0-01	–	*	436 917-28
				4500	ORDS	0-01	12-49	**	45-00
Total		Total	R	Total 43696228			Total	R ***	436 962-28

* 293 008 899 -43
** 56 205 -00
*** 293 065 104 -43

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R436 962-28

State capital R –

Premium account (see analysis below) R293 064 303-78

Total issued capital R293 501 266-06

Certified correct.

Date 14 January 2003 Signature David Haddon
Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		293 008 899 -43
Premium on Allotment	56 205-00	
Less:		
Issue Duty	(660-00)	
Allotment Duty	(140-65)	55 404-35
		293 064 303-78

Exhibit 5

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

39

January 7, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 54,366 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 54,366 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
366	R15.00
54,000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1.	The full name of the company is:	Randgold & Exploration Company Limited
2.	The registered office is:	5 Press Avenue Selby, Johannesburg, 2001
3.	The transfer secretaries are:	Computershare Services Limited 70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 696 228	shares of 1(one) cent each:	R436 962
Unissued:	31 303 448	shares of 1(one) cent each:	R313 034

2 / ....

RGL SOS 021231-54366 GM DJN LW

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

5. The company's issued ordinary share capital after the issue of the 54,366 ordinary shares, which are the subject of this application, will be:

   43 750 594 ordinary shares of 1 (one) cent each: R437 506

   The unissued ordinary share capital will decrease to:

   31 249 082 ordinary shares of 1 (one) cent each: R312 491

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 8 January 2003.

10. The listing fee of R4,378.97 attached hereto.

SIGNED at JOHANNESBURG on7 January 2003



DIRECTOR



LEGAL MANAGER

SPONSOR

RGE SOS 021231-54366 GM DJN LW

41

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



J DE V BERRY
Legal Manager

42


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

07 January 2003
REF: NM/mr/8049

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 7 January 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 8 January 2003 in respect of 54 366 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R437 505-94 divided into 43 750 594 ordinary shares of 1 cent each.

Thank you for payment of R4 378-97 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

43

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 8 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750000
Total	Total	75000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 14 JANUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (54366)

Postal address P.O. Box 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 676 228	ORDS	0-01	436 962-28
Total		Total	R	Total 43 676 228		Total	R 436 962-28

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 436 962-28

Stated capital R —

Premium account R 293 064 303-75

Total issued capital R 293 501 266-06

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				54 000	ORDS	0-01	12-49	675 000
				366	ORDS	0-01	14-99	5490
Total		Total	R	Total 54 366			Total	R 680 490

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
LV WARK	P.O. BOX 82291	20 000	PAR VALUE
GM MULLIN	SOUTHDALE	17 366	ORDINARY
DJ NIEWOUDT	2135	17 000	

45

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43696228	ORDS	0-01	–	*	436962-28
				54 000	ORDS	0-01	12-49	**	540-00
				366	ORDS	0-01	14-99	***	3-66
Total		Total	R	Total 43750594			Total	R ****	437505-94

* 293 064 303-78
** 674 460-00
*** 5 486-34
**** 293 744 250-12

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 437 505-94

State capital R –

Premium account: (see analysis below) R 293738707-87

Total issued capital R 294176213-81

Certified correct.

Date 14 January 2003 Signature David Haddon

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		293 064 303-78
Premium on Allotment	679 946-34	
Less:		
Issue Duty	(3841-00)	
Allotment Duty	(1701-25)	674 404-09
		293 738 707-87

46

Exhibit 6

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

C/7

January 10, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 21,250 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 21,250 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
250	R6.05
21,000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 750 594	shares of 1(one) cent each:	R437 506
Unissued:	31 249 082	shares of 1(one) cent each:	R312 491

2 / ....

RGE\SOS\030110~21250 GM KK

RANDGOLD

48

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

5. The company's issued ordinary share capital after the issue of the 21,250 ordinary shares, which are the subject of this application, will be:

   43 771 844 ordinary shares of 1 (one) cent each: R437 718

   The unissued ordinary share capital will decrease to:

   31 227 832 ordinary shares of 1 (one) cent each: R312 278

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 14 January 2003.

10. The listing fee of R827.64 attached hereto.

SIGNED at JOHANNESBURG on 10 January 2003


DIRECTOR/LEGAL MANAGER


COMPANY SECRETARY

____________________ SPONSOR

RGE\SOS\030110~21250 GM KK

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 January 2003
REF: TM/jvdm/8062

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 10 January 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 14 January 2003 in respect of 21 250 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R437 718-44 divided into 43 771 844 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

51

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 14 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 20 JANUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 750 594	ORDS	0-01	437505-94
Total		Total	R	Total 43 750 594		Total	R437505-94

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 437505-94

Stated capital R -

Premium account R 293 738 707-87

Total issued capital R 294 176 213-81

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				21 000	ORDS	0-01	12-49	262 500
				250	ORDS	0-01	6-04	1512-50
Total		Total	R	Total 21250			Total	R 264012-50

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
K KALLMAN	P.O. BOX 82291	1250	PAR VALUE
G M MULLIN	SOUTHDALE 2135	20 000	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 750 594	ORDS	0·01	–	*	437 505-94
				21 000	ORDS	0-01	12-49	**	210-00
				250	ORDS	0-01	6-04	***	2-50
Total		Total	R	Total 43 771 844			Total	R ****	437 718-44

* 293 738 707-87 **** 294 002 507-87

** 262 290-00

*** 1 510-00

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 437 718-44

State capital R –

Premium account (see analysis below) R 294 001 121-82

Total issued capital R 294 438 840-26

Certified correct.

Date 20 January 2003 Signature David Haddon
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance		293 738 707-87
Premium on Allotment less	263 800-00	
Issue Duty	(726-00)	
Allotment Duty	(660-05)	262 413-95
		294 001 121-82

54

Exhibit 7

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

55

January 13, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 41,200 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 41,200 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
10,000	R12.50
1,800	R14.75
29,400	R17.00
41,200	

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 771 844	shares of 1(one) cent each:	R437 718
Unissued:	31 227 832	shares of 1(one) cent each:	R312 278

2 / ....

RGE SOS 030113–41200 JLM HTB MSp

RANDGOLD

56

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

13 January 2003

5. The company's issued ordinary share capital after the issue of the 41,200 ordinary shares, which are the subject of this application, will be:

43 813 044	ordinary shares of 1 (one) cent each:	R438 130

The unissued ordinary share capital will decrease to:

31 186 632	ordinary shares of 1 (one) cent each:	R311 866

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 15 January 2003.

10. The listing fee of R4,378.97 attached hereto.

SIGNED at JOHANNESBURG on 10 January 2003


DIRECTOR/LEGAL MANAGER


COMPANY SECRETARY

SPONSOR

RGE SOS 030113-41200 JLM HTB MSp

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary

58


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

14 January 2003
REF: TM/jvdm/8078

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 13 January 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 15 January 2003 in respect of 41 200 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R438 130-44 divided into 43 813 044 ordinary shares of 1 cent each.

Thank you for payment of R4 378-97 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

59

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 15 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 21 JANUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY 41200

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 771 844	ORDS	0-01	437 718.44
Total		Total	R	Total 43 771 844		Total	R 437 718-44

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 437 718-44

Stated capital R —

Premium account R 294 001 121-82

Total issued capital R 294 438 840-26

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				10 000	ORDS	0-01	12-49	125 000
				1 800	ORDS	0-01	14-74	26 550
				29 400	ORDS	0-01	16-99	499 800
Total		Total	R	Total 41 200			Total	R 651 350

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
JL MARAIS	P.O. BOX 82291	10000	PAR VALUE
HT BROWN	SOUTHDALE	1800	ORDINARY
MJ SPERINCK	2135	29 400	

61

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 771 844	ORDS	0-01	—	*	437 718-44
				10 000 1 800	ORDS ORDS	0-01 0-01	12-49 14-74	** ***	100-00 18-00
				29 400	ORDS	0-01	16-99	****	294-00
Total		Total	R	Total 43 813 044			Total	R *****	438 130-44

*294 001 121-82   **** 499 506-00

** 124 900-00   *****294 652 059-82

*** 26 532-00

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 438 130-44

State capital R —

Premium account (see analysis below) R 294 646 590-42

Total issued capital R 295 084 720-86

Certified correct.

Date 21 January 2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		294 001 121-82
Premium on Allotment	650 938-00	
Less		
Issue Duty	(3841-00)	
Allotment Duty	(1628-40)	645 468-60
		294 646 590-42

Exhibit 8

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

63

January 14, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 12,000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 12,000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
12,000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 813 044	shares of 1(one) cent each:	R438 134
Unissued:	31 186 632	shares of 1(one) cent each:	R311 866

2 / ....

RGE\SOS\030114~12000 MM

RANDGOLD & EXPLORATION COMPANY LIMITED · REG NO 1992/005642/06 · NASDAQ SYMBOL: RANGY
DIRECTORS · R A R KEBBLE (CHAIRMAN) · D ASHWORTH* · H C BUITENDAG · G FISCHER · (*BRITISH)
SECRETARY · D J HADDON

RANDG LD

64

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

14 January 2003

5. The company's issued ordinary share capital after the issue of the 12,000 ordinary shares, which are the subject of this application, will be:

   43 825 044 ordinary shares of 1 (one) cent each: R438 250

   The unissued ordinary share capital will decrease to:

   31 174 632 ordinary shares of 1 (one) cent each: R311 746

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 17 January 2003.

10. The listing fee of R827.64 attached hereto.

SIGNED at JOHANNESBURG on 14 January 2003




SIGN HERE

________________ DIRECTOR/LEGAL MANAGER



________________ COMPANY SECRETARY

________________ SPONSOR

6T

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David J Haddon

D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

15 January 2003
REF: TM/mr/8085

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 14 January 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 17 January 2003 in respect of 12 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R438 250-44 divided into 43 825 044 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

67

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 17 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 21 JANUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (12000)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

68

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 813 044	ORDS	0-01	438 130-44
Total		Total	R	Total 43813044		Total	R438130-44

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 438 130-44

Stated capital R —

Premium account R294 646 590-42

Total issued capital R295 084 720-86

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				12000	ORDS	0-01	12-49	150 000
Total		Total	R	Total 12000			Total	R 150000

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M MOODLEY	P.O. BOX 82291	12000	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

	No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 813 044	ORDS	0-01	–	*	438130-44
				12 000	ORDS	0-01	12-49	**	120-00
Total		Total	R	Total 43825044			Total	R ***	438250.44

* 294 646 590-42
** 149 880-00
*** 294 796 470-42

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 438 250-44

State capital R –

Premium account (see analysis below) R 294 795 369-42

Total issued capital R 295 233 619-86

Certified correct.

Date 21 January 2002 Signature David Haddon
~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		294 646 590-42
Premium on Allotment	149 880-00	
Less		
Issue Duty	(726-00)	
Allotment Duty	(375-00)	148 779-00
		294 795 369-42